                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                  PANACO, INC.
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                                (NAME OF ISSUER)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   698106 10 1
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                                 (CUSIP NUMBER)


                                RICHARD J. LAMPEN
                   EXECUTIVE VICE PRESIDENT & GENERAL COUNSEL
                             NEW VALLEY CORPORATION
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 21, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 10 Pages

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CUSIP NO. 698106 10 1                                        PAGE 2 OF 10 PAGES

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1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         New Valley Corporation
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                            [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                              7    Sole Voting Power

                                   - 0 -
                           -----------------------------------------------------
    Number of Shares          8    Shared Voting Power
  Beneficially Owned by
  Each Reporting Person            - 0 -
          With             -----------------------------------------------------
                              9    Sole Dispositive Power

                                   - 0 -
                           -----------------------------------------------------
                             10    Shared Dispositive Power

                                   - 0 -
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         - 0 -
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                            [ ]

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         0%
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

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CUSIP NO. 698106 10 1                                        PAGE 3 OF 10 PAGES

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         New Valley Holdings, Inc.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                            [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                              7    Sole Voting Power

                                   - 0 -
                           -----------------------------------------------------
    Number of Shares          8    Shared Voting Power
  Beneficially Owned by
  Each Reporting Person            - 0 -
          With             -----------------------------------------------------
                              9    Sole Dispositive Power

                                   - 0 -
                           -----------------------------------------------------
                             10    Shared Dispositive Power

                                   - 0 -
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         - 0 -
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                            [X]

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         0%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO;HC
--------------------------------------------------------------------------------

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CUSIP NO. 698106 10 1                                        PAGE 4 OF 10 PAGES

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         BGLS INC.
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2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                            [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                              7    Sole Voting Power

                                   - 0 -
                           -----------------------------------------------------
    Number of Shares          8    Shared Voting Power
  Beneficially Owned by
  Each Reporting Person            - 0 -
          With             -----------------------------------------------------
                              9    Sole Dispositive Power

                                   - 0 -
                           -----------------------------------------------------
                             10    Shared Dispositive Power

                                   - 0 -
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         - 0 -
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                            [X]

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         0%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO;HC
--------------------------------------------------------------------------------

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CUSIP NO. 698106 10 1                                        PAGE 5 OF 10 PAGES

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         VECTOR GROUP LTD.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                            [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                              7    Sole Voting Power

                                   - 0 -
                           -----------------------------------------------------
    Number of Shares          8    Shared Voting Power
  Beneficially Owned by
  Each Reporting Person            - 0 -
          With             -----------------------------------------------------
                              9    Sole Dispositive Power

                                   - 0 -
                           -----------------------------------------------------
                             10    Shared Dispositive Power

                                   - 0 -
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         - 0 -
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                            [X]

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         0%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO;HC
--------------------------------------------------------------------------------

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CUSIP NO. 698106 10 1                                        PAGE 6 OF 10 PAGES

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         BENNETT S. LEBOW
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                            [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                              7    Sole Voting Power

                                   - 0 -
                           -----------------------------------------------------
    Number of Shares          8    Shared Voting Power
  Beneficially Owned by
  Each Reporting Person            - 0 -
          With             -----------------------------------------------------
                              9    Sole Dispositive Power

                                   - 0 -
                           -----------------------------------------------------
                             10    Shared Dispositive Power

                                   - 0 -
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         - 0 -
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                            [X]

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         0%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

         This Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 4, 1999 (the "Schedule 13D"), on behalf of New Valley Corporation ("New Valley"), New Valley Holdings, Inc., BGLS Inc., Vector Group Ltd. (formerly known as Brooke Group Ltd.) and Bennett S. LeBow, in connection with the common stock, $.01 par value (the "Common Stock"), of PANACO, Inc., a Delaware corporation (the "Company"), is hereby amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D):

ITEM 4.  PURPOSE OF TRANSACTIONS.

         Item 4 of the Schedule 13D is hereby amended by inserting the following new paragraphs following the second paragraph thereof:

         "On July 14, 2000, New Valley filed with the SEC a Notice of Proposed Sale of Securities Pursuant to Rule 144 relating to 240,000 shares of the Company's Common Stock. On August 14, 2000, New Valley filed with the SEC a Rule 144 Notice which amended the prior filing to change the identity of the broker or market maker through whom securities may be offered and increased the number of shares covered by the filing to 630,000. From August 14, 2000 to August 18, 2000, New Valley sold in the open market on the OTC Electronic Bulletin Board 158,000 shares of Common Stock.

         On August 21, 2000, New Valley sold 1,960,479 shares of Common Stock in a private transaction to High River Limited Partnership, an entity affiliated with Carl C. Icahn, for $3,391,629 pursuant to a Stock Purchase Agreement, dated as of August 21, 2000, which is incorporated by reference as Exhibit E hereto. The shares sold constituted all of the shares of the Company's Common Stock held by New Valley. Richard J. Lampen, an executive officer of New Valley, resigned as a director of the Company on August 21, 2000."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (1) Clause (a) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "As of the date hereof, the Reporting Persons do not beneficially own any shares of Common Stock of the Company."

         (2) Clause (c) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "On January 25, 1999, New Valley purchased 1,612,229 shares of Common Stock from Mark C. Licata for $1,860,000. See Item 4. From August 14, 2000 to August 18, 2000, New Valley sold in the open market on the OTC Electronic Bulletin Board 158,000 shares of Common Stock as described in Exhibit D, which is attached hereto and incorporated herein by reference. On August 21, 2000, New Valley sold 1,960,479 shares of Common Stock in a private transaction for $3,391,629. None of the Reporting Persons has effected any other transactions in the Common Stock in the past 60 days."

                               Page 7 of 10 Pages

         (3) Clause (e) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "(e) As of August 21, 2000, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit D: Transactions in the Common Stock in the past 60 days.

Exhibit E: Stock Purchase Agreement, dated as of August 21, 2000, by and between New Valley Corporation and High River Limited
           Partnership (incorporated by reference to Exhibit 1 to Amendment No. 10 to the Schedule 13D filed with the SEC on August 21, 2000 by High River Limited Partnership with respect to the Company's Common Stock).



                               Page 8 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2000



                                  NEW VALLEY CORPORATION


                                  By:  /s/ Richard J. Lampen
                                      ------------------------------------------
                                       Name:    Richard J. Lampen
                                       Title:   Executive Vice President



                                  NEW VALLEY HOLDINGS, INC.


                                  By:  /s/ Richard J. Lampen
                                      ------------------------------------------
                                       Name:    Richard J. Lampen
                                       Title:   Executive Vice President



                                  BGLS INC.


                                  By:  /s/ Richard J. Lampen
                                      ------------------------------------------
                                       Name:    Richard J. Lampen
                                       Title:   Executive Vice President



                                  VECTOR GROUP LTD.


                                  By:  /s/ Richard J. Lampen
                                      ------------------------------------------
                                       Name:    Richard J. Lampen
                                       Title:   Executive Vice President



                                  BENNETT S. LEBOW
                                  By: New Valley Corporation


                                  By:  /s/ Richard J. Lampen
                                      ------------------------------------------
                                       Name:    Richard J. Lampen
                                       Title:   Executive Vice President



                               Page 9 of 10 Pages

                                                                       EXHIBIT D

              TRANSACTIONS IN THE COMMON STOCK IN THE PAST 60 DAYS:

                                                               No. of Shares                    Price Per
Name                                      Date                    Sold(1)                        Share(2)
----                                      ----                -------------                     ---------
New Valley                               8/14/00                   30,000                        $2.1875
                                                                   13,000                         2.2188
                                                                   40,000                         2.2813
                                                                   ------
                                                                   83,000

New Valley                               8/15/00                   20,000                        $1.9688

New Valley                               8/16/00                   20,000                        $1.9200

New Valley                               8/17/00                   30,000                        $1.8200

New Valley                               8/18/00                    5,000                        $1.7400

New Valley                               8/21/00                1,960,479(3)                     $1.7300



----------

(1) Unless otherwise indicated, sold in the open market on the OTC Electronic Bulletin Board.

(2)      Excludes any brokerage commissions.

(3)      Sold in a private transaction.